UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 21, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

US Airways Group, Inc.
File No. 001-08444

US Airways, Inc.
File No. 001-08442

CF#23512

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       US Airways Group, Inc. and US Airways, Inc. submitted applications under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits to Forms 10-Q filed on April 23, 2009.

       Based on representations by US Airways Group, Inc. and US Airways, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through February 28, 2018
Exhibit 10.2	through February 28, 2018
Exhibit 10.3	through February 28, 2018
Exhibit 10.4	through February 28, 2015
Exhibit 10.5	through March 31, 2017
Exhibit 10.6	through October 20, 2014
Exhibit 10.7	through October 20, 2014

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel